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                               DYNAMIC GOLD CORP.
                       675 West Hastings Street, Suite 200
                           Vancouver, British Columbia
                                 Canada V6B 1N2


January 20, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-05-11

Attention: Duc Dang, Division of Corporation Finance

Dear Sirs:

Re:      Registration Statement on Form SB-2
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         File Number 333-119823 - Amendment No. 2
         ----------------------------------------

We write in response to your letter dated January 10, 2005 regarding the above-noted registration statement on Form SB-2. We have today filed an amended Registration Statement via the EDGAR system. We enclose a copy of this amended Form SB-2, as well as a copy that has been black-lined to show changes from the previous filing.

We respond sequentially to your comments as follows:

General
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1.       We note the Form filed on EDGAR  refers to Form SB-1,  rather than Form
         SB-2. Please contact Filer Support at 202-942-8900 to have the form corrected.

         We have contacted Filer Support in order to rectify the filing form.

2. Include page numbers with the filing as required by Item 502(a) of Regulation S-B.

         We have included page numbers in our amended registration statement.

Summary
-------

3. Please reconcile the reference to your acquisition of a 100% undivided beneficial right, title and interest with the statement that the registered owner of the claim is Dan Patrie Exploration Ltd. Revise similar disclosure in the business section.

         We have clarified in the "Summary" and in the "Description of Business" sections that Dan Patrie Exploration Ltd. is the registered owner of the claims, while we are the beneficial owner of the claims. Dan Patrie Exploration Ltd. holds the claims in trust for us. We have removed the reference to beneficial title, as the claims remain registered in the vendor's name.

 Risk Factors
 ------------

 4. In light of your supplemental response to prior comment 9 that you are not involved in the exploration for minerals other than gold, please explain the relevance of the market price of copper in risk factor one.

         We referred to the market price of copper in risk factor one due to the tendency of copper to occur in mineral occurrences where gold is present. Since we do not have any evidence of the existence of significant amounts of copper on the Sobeski Lake property, we have deleted the reference to copper in the risk factor.

 Directors, Executive Officers, Promoters and Control Persons
 ------------------------------------------------------------

5. We note your response to comment 23 that Mr. Game devotes 10 hours of his business time to your affairs each week. However, your disclosure in this section of the prospectus states that Mr. Game only devotes five hours per week. Please revise to reconcile.

         We have revised the prospectus to indicate that Mr. Game devotes ten hours of his business time to our affairs each week.

6. We note your response to comment 25 concerning your "mechanism to address conflicts that" may arise. Considering that you only have two officers, please clarify how the company would handle a conflict involving Mr. Coupland.

         We have clarified how we would handle a conflict involving Mr. Coupland by adding the following disclosure:

         "For example, if we propose to enter into a transaction in which our president, Tim Coupland, has a direct interest, he must disclose this interest to our other director, Brian Game, at the board meeting to consider the transaction. Mr. Coupland must then abstain from voting on the resolution to approve the transaction. Accordingly, in order for us to approve the transaction, Mr. Game would have to approve it. In making this decision, Mr. Game is required to act in the best interests of the company."

Description of Business
-----------------------

7. We reissue prior comment 31. The state of Nevada website continues to indicate you are delinquent in state reporting requirements.

         We enclose a copy of our filing made with the Nevada Secretary of State. We will contact its Office to ensure that its website disclosure reflects this.

8. We note your response to comment 32. In the third paragraph of this section, you state that you "would exploit mineral deposits by processing rock from the property." However in the following paragraph you state your intention of passing on the development activities to another party. Those statements appear inconsistent. Please revise to reconcile the statements.

         We have changed our disclosure in the noted paragraph as follows to ensure that it is consistent with the subsequent disclosure:

         "We will be engaged in the acquisition, and exploration of mineral properties with a view to the exploitation any mineral deposits we discover that demonstrate economic feasibility. Exploitation of a mineral deposit occurs when the company overseeing production processes rock from the property in order to remove and sell gold contained in the rock."

9. We note that you must incur exploration costs of $2,316 to keep the claim in good standing. If you are unable to incur these exploration costs, please disclose the impact this would have on your business.
         Also, please state the nature of the requirement. Is this a governmental requirement?

         If we fail to incur these exploration expenses by the expiry dates title to the mineral claims reverts to the government. These exploration expenditure requirements are obligations imposed by the government.

10. We reissue comment 39. Please revise your disclosure to indicate that the source of the noted statement is Mr. Ostensoe's geological report.

         The source of the noted statement in Mr. Ostensoe's geological report is assessment work information on file with the government of Ontario. However, due to your request in comment 12 to remove all references to mines and other mineral properties in the area of our property, we have deleted this information.

11. We reissue comment 40. Supplementally, please provide a copy of Mr. Ostensoe's geological report

         We enclose a copy of Mr. Ostensoe's geological report.

12. You refer to mines and other mineral properties that exist in the area of your property. This may allow investors to infer that your property may have commercial mineralization, because of its proximity to these mines and properties. Remove information about mines, prospects, or companies operating in or near to your property. Describe only geology, history, or exploration results that are directly related to the properties that you have the right to explore or mine. Focus your disclosure on your property, not the mining district or region.

         We have removed all references to mines and other mineral properties that exist in the area of our property.

13. We note the disclosure that the $15,000 for stage one of exploration will be covered by cash on hand. In light of your cash balance of $23,241 as of December 2004 and the estimated offering expenses of approximately $17,500 please explain how you will pay these exploration costs from cash on hand.

         We have revised our disclosure to indicate that we will need to raise additional financing to cover the anticipated costs of the second phase of the stage one exploration program.

14. Please disclose the anticipated sources of funding for stage two of exploration.

         We have disclosed that the likely sources of funding for the stage one and two exploration programs are proceeds from the sale of equity and from director loans. We have also disclosed that we do not have any specific arrangements in place for such financing.

15. We reissue prior comment 47. Please provide a greater discussion of the competitive business conditions and your competitive business condition in the industry.

         We have added the following additional disclosure regarding competitive business conditions and our competitive business condition in the industry:

         "There are a large number of mineral exploration companies such as us that look to acquire interests in properties and conduct exploration on them. Given the large number of unexplored or under explored mineral properties that are currently available for acquisition, we do not expect competition to have a material impact on our business operations.

         In the mineral exploration sector, our competitive position is insignificant. There are numerous mineral exploration companies with substantially more capital and resources that are able to secure ownership of mineral properties with a greater potential to host economic mineralization. We are not able to complete with such companies. Instead, we will attempt to acquire properties without proven mineral deposits that may have the potential to contain mineral deposits."

Plan of Operation
-----------------

16. We note your statement in the second paragraph that the first phase of stage one will take approximately one week to complete. In the Description of Business section, you stated that phase one would take one to two months to complete. Please revise to reconcile.

         We have revised our disclosure in the "Plan of Operation" section to indicate that the phase one program is estimated to take approximately one to two months to complete.

17. We refer to your reply to comment 48 and 49. We also note your revised disclosure in risk factor 1 that your cash on hand as of December 9, 2004 was $23,241. Please update the disclosure in this section, rather than the current disclosure indicating cash on hand as of November 25, 2004.

         We have updated our cash on hand disclosure as requested.

18. We note that you anticipate additional funding will be required in the form of equity financing. Please clarify if you intend to sell shares through public offerings or private placements.

         We have disclosed that such shares will be sold through private placements.

Description of Property
-----------------------

19. We note your disclosure here that your four claims have an approximate area of 1.49 hectares. In the Description of Business section you state that you must incur at least $6.00 per hectare in exploration work in order to keep the claims in good standing, and that based on a total of 386 hectares you will have to spend $2,316. Please revise to reconcile.

         We have revised our disclosure to indicate that the correct area of the property is 386 hectares.


Yours truly,

DYNAMIC GOLD CORP.

PER: /s/ Tim Coupland

TIM COUPLAND
President